Exhibit 107

Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$17,915,591	$92.70 per $1,000.00	$1,660.78
Fees Previously Paid	$-	$-	$-
Total Transactional Value	$17,915,591	$-	$1,660.78
Total Fees Due for Filing	$-	$-	$-
Total Fees Previously Paid	$-	$-	$-
Total Fee Offsets	$-	$-	$-
Net Fee Due	$-	$-	$1,660.78